                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                               Neoforma.com, Inc.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   640475 10 7
                  ---------------------------------------------
                                 (CUSIP Number)

------------------------------------------------------------------------------------------------------------------------------------
       Harvey J. Wilson, Chairman and Chief Executive Officer                                  with a copy to:
                        Eclipsys Corporation                                                  Hale and Dorr LLP
                777 East Atlantic Avenue, Suite 200                                          11951 Freedom Drive
                    Delray Beach, Florida 33483                                            Reston, Virginia 20190
                           (561) 243-1440                                                Attention: Donald L. Toker
                                                                                               (703) 654-7028
------------------------------------------------------------------------------------------------------------------------------------
                   Harvey J. Wilson, Co-Chairman                                               with a copy to:
                         HEALTHvision, Inc.                                                Hogan & Hartson L.L.P.
                  6330 Commerce Drive, Suite 100                                          555 Thirteenth Street, NW
                        Irving, Texas 75063                                                 Washington, DC 20004
                           (972) 819-4000                                              Attention: Christopher J. Hagan
                                                                                               (202) 637-5771
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 30, 2000
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box [ ].

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

                                  SCHEDULE 13D

-------------------------------------------------------                                ---------------------------------------------
CUSIP No. 640475 10 7                                                                  Page 2 of 14 Pages
          -----------
-------------------------------------------------------                                ---------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Eclipsys Corporation
------------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
                                                                                                                        (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
------------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                                [ ]
------------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
------------------------------------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

         NUMBER OF                  Not Applicable
          SHARES             -------------------------------------------------------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY
           EACH                     21,041,574
         REPORTING           -------------------------------------------------------------------------------------------------------
          PERSON             9      SOLE DISPOSITIVE POWER
           WITH
                                    Not Applicable
                             -------------------------------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,041,574(1)
------------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.5%
------------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------------------------------------------------------------

---------------------

(1) 21,041,574 shares of Neoforma.com, Inc. common stock are subject to Voting Agreements (as defined in Item 3) entered into by Eclipsys Corporation, HEALTHvision, Inc. and certain stockholders of Neoforma (discussed in Items 3 and 4 below). Eclipsys expressly disclaims beneficial ownership of any of the shares of Neoforma common stock covered by the Voting Agreements. Based on the number of shares of Neoforma common stock outstanding as of March 28, 2000 (as represented by Neoforma in the Merger Agreement discussed in Items 3 and 4), the number of shares of Neoforma common stock indicated represents approximately 32.5% of the outstanding Neoforma common stock.

                                  SCHEDULE 13D

-------------------------------------------------------                                ---------------------------------------------
CUSIP No. 640475107                                                                    Page 3 of 14 Pages
          ---------
-------------------------------------------------------                                ---------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HEALTHvision, Inc.
------------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
                                                                                                                        (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
------------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

          ITEMS 2(d) or 2(e)                                                                                                [ ]
------------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
------------------------------------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

         NUMBER OF                  Not Applicable
          SHARES             -------------------------------------------------------------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY
           EACH                     21,041,574
         REPORTING           -------------------------------------------------------------------------------------------------------
          PERSON             9      SOLE DISPOSITIVE POWER
           WITH
                                    Not Applicable
                             -------------------------------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,041,574(2)
------------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.5%
------------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------------------------------------------------------------

---------------------

(2) 21,041,574 shares of Neoforma.com, Inc. common stock are subject to Voting Agreements (as defined in Item 3) entered into by Eclipsys Corporation, HEALTHvision, Inc. and certain stockholders of Neoforma (discussed in Items 3 and 4 below). HEALTHvision expressly disclaims beneficial ownership of any of the shares of Neoforma common stock covered by the Voting Agreements. Based on the number of shares of Neoforma common stock outstanding as of March 28, 2000 (as represented by Neoforma in the Merger Agreement discussed in Items 3 and 4), the number of shares of Neoforma common stock indicated represents approximately 32.5% of the outstanding Neoforma common stock.

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the common stock, $.001 par value per share, of Neoforma.com, Inc., a Delaware corporation ("Neoforma"). The principal executive offices of Neoforma are located at 3255-7 Scott Boulevard, Santa Clara, California 95054.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Eclipsys Corporation, a Delaware corporation ("Eclipsys") and HEALTHvision, Inc., a Delaware corporation ("HEALTHvision").

         (b) The address of Eclipsys' principal business is 777 East Atlantic Avenue, Suite 200, Delray Beach, Florida 33483. The address of HEALTHvision's principal business is 6330 Commerce Drive, Suite 100, Irving, Texas 75063.

         (c) Eclipsys is a provider of end-to-end healthcare information solutions. HEALTHvision is a healthcare Internet company focused on providing customized and branded Web-based solutions to healthcare organizations.

         (d) Neither Eclipsys nor, to Eclipsys' knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(d). Neither HEALTHvision nor, to HEALTHvision's knowledge, any person named on Schedule B attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

         (e) Neither Eclipsys nor, to Eclipsys' knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(e). Neither HEALTHvision nor, to HEALTHvision's knowledge, any person named on Schedule B attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

         (f) To Eclipsys' knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States. To HEALTHvision's knowledge, each of the individuals identified on Schedule B attached hereto is a citizen of the United States.

         Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Eclipsys as of the date hereof.

         Set forth on Schedule B is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of HEALTHvision as of the date hereof.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As an inducement for Eclipsys to enter into the Merger Agreement (as defined in Item 4), as an inducement for HEALTHvision to enter into the HEALTHvision Merger Agreement (as defined in Item 4) and in consideration thereof, certain stockholders of Neoforma (Robert Zollars, Robert Rene, Wayne McVickers, Delphi Ventures, Frederick Ruegsegger, The Garnett Family Trust, Superior Consultant Holdings Corporation, Madhavan Rangaswami and Jeffrey H. Kleck (the "Stockholders")), each entered into Voting Agreements with Eclipsys and HEALTHvision (the "Voting Agreements"). Neither Eclipsys nor HEALTHvision paid additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.

         References to, and descriptions of, the Merger, the Merger Agreement, the HEALTHvision Merger, the HEALTHvision Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the form of Voting Agreement and the HEALTHvision Merger Agreement, included as Exhibits 1, 2 and 3 respectively, to this Statement, and incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of March 30, 2000 (the "Merger Agreement"), among Eclipsys, NeoIII Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Neoforma ("Merger Sub"), and Neoforma, and subject to the conditions set forth therein (including approval by stockholders of Eclipsys and Neoforma), Merger Sub will merge with and into Eclipsys and Eclipsys will become a wholly-owned subsidiary of Neoforma (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Eclipsys with Eclipsys remaining as the surviving corporation (the "Surviving Corporation").

         As a result of the Merger, each outstanding share of Eclipsys common stock, other than shares owned by Merger Sub, Neoforma or any wholly-owned subsidiary of Neoforma, will be converted into the right to receive 1.344 shares (the "Exchange Ratio") of Neoforma common stock.

         In connection with the Merger, Neoforma entered into an Agreement and Plan of Merger, dated March 30, 2000, by and among Neoforma and HEALTHvision (the "HEALTHvision Merger Agreement"), pursuant to which HEALTHvision will merge with and into Eclipsys immediately following the Merger (the "HEALTHvision Merger"). As a result of the HEALTHvision Merger, each outstanding share of HEALTHvision Series A preferred stock will be converted into 0.3041825 shares of Neoforma common stock and four shares of HEALTHvision common stock and each outstanding share of HEALTHvision Series B preferred stock will be converted into four shares of HEALTHvision common stock. Also, each outstanding share of HEALTHvision common stock, other than shares owned by Merger Sub, Neoforma or any wholly-owned subsidiary of Neoforma, will be converted into the right to receive 0.444 shares (the "HEALTHvision Exchange Ratio") of Neoforma common stock, and each outstanding option to purchase HEALTHvision common stock will be exchanged for an option to purchase shares of Neoforma common stock according to the HEALTHvision Exchange Ratio, and each outstanding warrant to purchase a share of HEALTHvision Series B preferred stock will be exchanged for a warrant to purchase four shares of Neoforma common stock.

         Concurrently with the execution of the Merger Agreement and the HEALTHvision Merger Agreement, Neoforma entered into an Outsourcing and Operating Agreement (the "Novation Operating Agreement") among Neoforma, Novation, LLC, a Delaware limited liability company ("Novation"), VHA, Inc., a Delaware corporation ("VHA"), University Healthsystem Consortium, an Illinois corporation ("UHC"), and Healthcare Purchasing Partners International, LLC, a Delaware limited liability company ("HPPI"), and Common Stock and Warrant Agreements between Neoforma and VHA, and Neoforma and UHC, respectively (the "Stock and Warrant Agreements" and, together with the Novation Operating Agreement, the "Novation Documents," and the Novation Documents together with the HEALTHvision Merger Agreement, the "Related Agreements"). Neoforma has filed with the Securities Exchange Commission copies of each of the Related Agreements pursuant to which shares of Neoforma common stock will be issued as exhibits to a Current Report on Form 8-K. The description of the Related Agreements is qualified in its entirety by reference to the full text of such exhibits.

         Under the Merger Agreement, consummation of the Merger is conditioned, among other things, upon consummation of the HEALTHvision Merger and the closing of the transactions contemplated by the Stock and Warrant Agreements. In addition, the Merger Agreement may be terminated by either party upon termination of the HEALTHvision Merger Agreement or the Novation Documents. Under the HEALTHvision Merger Agreement, consummation of the HEALTHvision Merger is conditioned, among other things, upon consummation of the Merger and the closing of the transactions contemplated by the Stock and Warrant Agreements. In addition, the HEALTHvision Merger Agreement may be terminated by either party upon termination of the Merger Agreement or the Novation Documents. The Merger and the HEALTHvision Merger are subject to several additional conditions, including approval by each company's stockholders, and the expiration of applicable waiting periods under antitrust laws and obtaining necessary consents.

         Each of the Stockholders has, by executing a Voting Agreement, agreed to vote such portion of the aggregate of 21,041,574 shares of Neoforma common stock (the "Shares") beneficially owned by him or it as described below.

         Pursuant to the Voting Agreement, each of the Stockholders has agreed, at every Neoforma stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of the issuance of shares of Neoforma common stock in the Merger and the HEALTHvision Merger and in favor of the issuance of shares of Neoforma common stock and warrants to purchase Neoforma common stock, and the shares of Neoforma common stock issuable pursuant to the terms of such warrants pursuant to the Stock and Warrant Purchase Agreements, and the other actions contemplated by the Merger Agreement, the HEALTHvision Merger Agreement and the Stock and Warrant Purchase Agreements and (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Neoforma under the Merger Agreement, the HEALTHvision Merger Agreement and the Stock and Warrant Agreements or of such Stockholder under his respective Voting Agreement. Each of the Stockholders may vote the Shares owned by such Stockholder on all other matters. Each Voting Agreement terminates upon the earlier to occur of (i) such date and time as the HEALTHvision Merger shall become effective in accordance with the terms and provisions of the HEALTHvision Merger Agreement and (ii) such date and time as the Voting Agreement shall have been terminated pursuant to its terms.

         The purpose of the transactions under the Voting Agreement is to facilitate the consummation of the transactions contemplated under the Merger Agreement, the HEALTHvision Merger Agreement and Stock and Warrant Purchase Agreements.

         (c)      Not applicable.

         (d) Pursuant to the Merger Agreement, the Board of Directors of Neoforma will take all actions reasonably necessary such that as soon as practicable following the consummation of the Merger, (i) the size of Neoforma's Board of Directors shall be increased to nine, and the following persons shall be appointed to Neoforma's Board of Directors to fill the five vacancies in the following classes: three persons nominated by Eclipsys, one of whom shall be Harvey J. Wilson, Eclipsys' Chairman and Chief Executive Officer, who shall be appointed to Class III, one of whom shall be affiliated with General Atlantic Partners, LLC, who shall be appointed to Class I, and the other of whom shall be appointed to Class II, one person shall be appointed by HEALTHvision to Class I, and one person shall be appointed to VHA, Inc. to Class I, and (ii) Harvey J. Wilson shall be elected Chairperson of the Board of Directors of Neoforma, and Robert Zollars shall be elected Chief Executive Officer and President of Neoforma. Under the Neoforma charter documents, the terms of Class I Directors expire in 2000, the terms of Class II Directors expire in 2001 and the terms of Class III Directors expire in 2002. The Class I Directors appointed pursuant to this Section shall be appointed following Neoforma's annual meeting in 2000, or, if such annual meeting is held following the effective time of the Merger and such person so elects, following the effective time of the Merger but prior to such annual meeting. Class I Directors appointed following such annual meeting shall have terms that end in 2003, subject to such directors' earlier resignation or removal.

         (e) - (i)   Not Applicable.

         (j) Other than described above, neither Eclipsys nor HEALTHvision currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Eclipsys and HEALTHvision each reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Voting Agreements, Eclipsys and HEALTHvision may be deemed to be the beneficial owners of 21,041,574 shares of Neoforma common stock. Such Neoforma common stock constitutes approximately 32.5% of the issued and outstanding shares of Neoforma common stock based on the number of shares of Neoforma common stock outstanding as of March 28, 2000 (as represented by Neoforma in the Merger Agreement discussed in Items 3 and 4). Eclipsys and HEALTHvision may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, each of Eclipsys and HEALTHvision (i) is not entitled to any rights as a stockholder of Neoforma as to the Shares other than as described above and (ii) disclaims any beneficial ownership of the shares of Neoforma common stock that are covered by the Voting Agreements.

         (c) To the knowledge of Eclipsys and HEALTHvision, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of Eclipsys and HEALTHvision, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Neoforma.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



         Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, the HEALTHvision Merger Agreement and the exhibits thereto and the Novation Documents and the exhibits thereto, to the knowledge of Eclipsys and HEALTHvision, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Neoforma, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated March 30, 2000 by and among Eclipsys, Merger Sub and Neoforma.

         2. Form of Voting Agreement, dated March 30, 2000, between Eclipsys, HEALTHvision and each of Robert Zollars, Robert Rene, Wayne McVickers, Delphi Ventures, Frederick Ruegsegger, The Garnett Family Trust, Superior Consultant Holdings Corporation, Madhavan Rangaswami and Jeffrey H. Kleck.

         3. Agreement and Plan of Merger, dated March 30, 2000 by and among Neoforma and HEALTHvision.

                                   SIGNATURES
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Eclipsys Corporation


By:      /s/ Gregory L. Wilson
        -------------------------------
         Name: Gregory L. Wilson
         Title: Chief Financial Officer


HEALTHvision, Inc.


By:      /s/ Randall D. Kurtz
        -------------------------------
         Name: Randall D. Kurtz
         Title: Chief Financial Officer

                                   SCHEDULE A


                   BOARD OF DIRECTORS OF ECLIPSYS CORPORATION

                 NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION
                 -------------------------                                 ----------------------------

---------------------------------------------------------------------------------------------------------------------
J. Robert Kell                                               Vice President and Director of Finance and Strategy for
Motorola, Inc.                                               the Commercial, Government and Industrial Solutions
1301 East Algonquin Road                                     Sector of Motorola, Inc.
Schaumburg, IL 60196

---------------------------------------------------------------------------------------------------------------------
Steven A. Denning                                            Managing Member of General Atlantic Partners LLC
General Atlantic Partners
3 Pickwick Plaza
Greenwich, CT 06830

---------------------------------------------------------------------------------------------------------------------
William E. Ford                                              Managing Member of General Atlantic Partners LLC
General Atlantic Partners
3 Pickwick Plaza
Greenwich, CT 06830

---------------------------------------------------------------------------------------------------------------------
Jay B. Pieper                                                Vice President of Corporate Development and Treasury
Partners HealthCare System, Inc.                             Affairs of Partners HealthCare System, Inc.
Prudential Tower
Suite 1150
800 Boylston Street
Boston, MA 02199-8001

---------------------------------------------------------------------------------------------------------------------
Harvey J. Wilson                                             Chairman of the Board of Directors and Chief Executive
Eclipsys Corporation                                         Officer of Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483

---------------------------------------------------------------------------------------------------------------------
G. Fred DiBona                                               President and Chief Executive Officer of Independence
Independence Blue Cross                                      Blue Cross
1901 Market Street
45th Floor
Philadelphia, PA 19103

---------------------------------------------------------------------------------------------------------------------

SCHEDULE A CONTINUED

---------------------------------------------------------------------------------------------------------------------
Patrick T. Hackett                                           Managing Director of Warburg, Pincus & Co.
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, NY 10017

---------------------------------------------------------------------------------------------------------------------
Eugene V. Fife                                               Principal of Vawter Capital LLC
Vawter Capital LLC
Zero Court Square
Charlottesville, VA 22902

---------------------------------------------------------------------------------------------------------------------


                   EXECUTIVE OFFICERS OF ECLIPSYS CORPORATION

---------------------------------------------------------------------------------------------------------------------
                 NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION
                 -------------------------                                 ----------------------------

---------------------------------------------------------------------------------------------------------------------
Harvey J. Wilson                                             Chairman of the Board of Directors and Chief Executive
Eclipsys Corporation                                         Officer of Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483

---------------------------------------------------------------------------------------------------------------------
James E. Hall                                                President and Chief Operating Officer of Eclipsys
Eclipsys Corporation                                         Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483

---------------------------------------------------------------------------------------------------------------------
Gregory L. Wilson                                            Chief Financial Officer of Eclipsys Corporation
Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483

---------------------------------------------------------------------------------------------------------------------
T. Jack Risenhoover, II                                      General Counsel and Secretary of Eclipsys Corporation
Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483
---------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE B

                    BOARD OF DIRECTORS OF HEALTHVISION, INC.

---------------------------------------------------------------------------------------------------------------------
                 NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION
                 -------------------------                                 ----------------------------

---------------------------------------------------------------------------------------------------------------------
Harvey J. Wilson                                             Chairman of the Board of Directors and Chief Executive
Eclipsys Corporation                                         Officer of Eclipsys Corporation
777 East Atlantic Avenue
Suite 200
Delray Beach, FL 33483

---------------------------------------------------------------------------------------------------------------------
Braden Kelly                                                 Associate of General Atlantic Partners
General Atlantic Partners
3 Pickwick Plaza
Greenwich, CT 06830

---------------------------------------------------------------------------------------------------------------------
Curt Nonomaque                                               Executive Vice President, Chief Financial Officer and
VHA, Inc.                                                    Treasurer of VHA, Inc.
220 East Las Colinas Blvd.
Irving, Texas 75039

---------------------------------------------------------------------------------------------------------------------
Paul Gertmann                                                Chief Scientific Officer
1601 Trapelo Road                                            HEALTHvision, Inc.
Waltham, MA 02451
---------------------------------------------------------------------------------------------------------------------



                    EXECUTIVE OFFICERS OF HEALTHVISION, INC.

---------------------------------------------------------------------------------------------------------------------
                 NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION
                 -------------------------                                 ----------------------------

---------------------------------------------------------------------------------------------------------------------
Scott Decker                                                 President and Chief Executive Officer of HEALTHvision,
HEALTHvision, Inc.                                           Inc.
6330 Commerce Drive, Suite 100,
Irving, Texas 75063

---------------------------------------------------------------------------------------------------------------------
Randall Kurtz                                                Chief Financial Officer of HEALTHvision, Inc.
HEALTHvision, Inc.
6330 Commerce Drive, Suite 100,
Irving, Texas 75063

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------
         1.                         Agreement and Plan of Merger, dated March 30, 2000 by
                                    and among Eclipsys, Merger Sub and Neoforma.

         2.                         Form of Voting Agreement, dated March 30, 2000,
                                    between Eclipsys, HEALTHvision and each of Robert
                                    Zollars, Robert Rene, Wayne McVickers, Delphi Ventures,
                                    Frederick Ruegsegger, The Garnett Family Trust,
                                    Superior Consultant Holdings Corporation, Madhavan
                                    Rangaswami and Jeffrey H. Kleck.

         3.                         Agreement and Plan of Merger, dated March 30, 2000 by
                                    and among Neoforma and HEALTHvision.